Exhibit (a)(10)

Contact:

The Proxy Advisory Group, LLC

(888) 337-7699 (888-33PROXY)

MathStar Supports Proposed Merger and Cautions Stockholders about Tender Offer

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Board Continues Its Recommendation That Stockholders Not Tender Their Shares to Tiberius Capital II, LLC

HILLSBORO, Ore., July 17, 2009 — MathStar, Inc. (MATH.PK) commented today that it strongly supports the proposed merger with Sajan, Inc. announced Tuesday, July 15, 2009, and cautions MathStar stockholders about the cash tender offer from Tiberius Capital II, LLC (Tiberius).

In particular, in comments released yesterday by Mr. John Fife, a principal of Tiberius, Mr. Fife makes allegations and guesses about the proposed merger and its relationship to the tender offer. MathStar wants to provide undecided stockholders with some facts:

•                  You, the stockholders have spoken at the stockholder’s meeting and clearly rejected the proposal to liquidate MathStar.  The fact is, only three stockholders represented almost 90% of the shares that voted for the stockholder proposal, which was voted down.  As such, MathStar is not ignoring “the will of the shareholders,” as Mr. Fife alleges; instead, MathStar is interested in providing the best value for all of its stockholders.

•                  John Fife was the subject of an SEC complaint on January 18, 2007.  Mr. Fife and a related entity were permanently restrained and enjoined from future violations of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10(b)-5 thereunder, were required to pay disgorgement in the amount of $234,339, plus pre-judgment interest of $60,584; and Mr. Fife was additionally ordered to pay a civil penalty of $234,399. As part of the settlement of the case, Mr. Fife consented to an order barring him from associating with any investment advisor, with a right to re-apply after eighteen months.

•                  By Mr. Fife’s own admission, the Tiberius Offer is “close to liquidation value in cash today.” The fact is, being “close” to the liquidation value of the company is NOT in the best of interest of MathStar’s stockholders.  By Mr. Fife’s own admission, the Tiberius offering price still falls short of today’s value (or break even price) for all stockholders.  The myriad changes to the tender offer highlight that it continues to be inadequate and that MathStar stockholders are generally rejecting it.

Therefore, the MathStar Board continues to recommend AGAINST stockholders tendering their MathStar shares.

In addition, the Mathstar Board is excited about its new strategic direction and the possible merger with Sajan, Inc. and offers the following considerations for stockholders:

•                  While the terms are not yet finalized, the Sajan merger consideration is expected to be comprised of a mix of cash and stock.

•                  By using cash as a component of the merger price, the Board is attempting to minimize the dilution from the potential transaction.

•                  If the transaction occurs as currently contemplated, MathStar stockholders would continue to own over 50% of the combined company.

•                  The ex-MathStar Chief Executive Officer resigned when his proposal to utilize MathStar’s cash to establish a startup was not adopted by the Board.

•                  Tiberius’ intentions remain entirely undeclared.  While the MathStar Board has outlined a strategic plan regarding Sajan, Inc., a successful company, and has taken affirmative steps toward that plan, Tiberius has yet to define its intention with respect to MathStar’s cash and other assets should Tiberius gain control through the tender offer.

Again, the MathStar Board continues to recommend AGAINST stockholders tendering their MathStar shares.

You may revoke your tender instructions through your broker, or simply ignore any forms or instructions you may receive from Tiberius Capital II, LLC.

If you have any questions, please feel free to contact our information agent, The Proxy Advisory Group, LLC at (888) 33PROXY or (888) 337-7699.

The Board’s reasons for recommending that you reject the Tiberius tender offer are explained in more detail in MathStar’s Solicitation/Recommendation Statement on Schedule 14D-9, as amended (MathStar Statement) filed with the Securities and Exchange Commission (SEC).  You may review and obtain copies of the MathStar Statement and all amendments thereto free of charge at the SEC’s website at http://www.sec.gov.  You may also obtain copies of the MathStar Statement at http://www.mathstar.com or by contacting calling MathStar’s information agent, The Proxy Advisory Group, LLC, at (888) 337-7699 (888-33PROXY) and requesting a copy.

Statements in this press release, other than historical information, may be “forward-looking” in nature and are subject to various risks, uncertainties and assumptions.  These statements are based on management’s current expectations, estimates and projections about MathStar and include, but are not limited to, those set forth in the section of MathStar’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 31, 2009 under the heading “Item 1A. Risk Factors” and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.  Except as may be required by law, MathStar undertakes no obligation to update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release.

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